Exhibit 99.3

First American Funds Complex

Rule 17g-1 Fidelity Bond Filing

Amount of Single Insured Bond for Joint Insureds

Period of Coverage:  July 1, 2013-June 30, 2014

Fund	Single Insured Bond Coverage
American Strategic Income Portfolio Inc.	400,000
American Strategic Income Portfolio Inc. II	600,000
American Strategic Income Portfolio Inc. III	600,000
American Select Portfolio Inc.	600,000
First American Minnesota Municipal Income Fund II, Inc.	300,000
American Municipal Income Portfolio Inc.	525,000
Minnesota Municipal Income Portfolio Inc.	450,000
American Income Fund, Inc.	525,000
First American Funds, Inc.	2,500,000
Mount Vernon Securities Lending Trust	2,500,000